SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 April 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 25 April 2018 re: Q1 2018 Interim Management Statement

Lloyds Banking Group plc

Q1 2018 Interim Management Statement

25 April 2018

HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2018
Strong financial performance with significant increase in profit and returns on a statutory and underlying basis
●          Statutory profit before tax of £1.6 billion, 23 per cent higher, with return on tangible equity increasing to 12.3 per cent, reflecting improved underlying profit and lower below the line items
●          Net income at £4.3 billion, 4 per cent higher, with net interest margin increasing to 2.93 per cent
●          Cost:income ratio further improved to 47.8 per cent with positive jaws of 9 per cent
●          Asset quality remains strong with an asset quality ratio of 23 basis points
●          Balance sheet strength maintained with strong CET1 capital increase of 50 basis points in the quarter and CET1 ratio of 14.4 per cent pre 2018 dividend accrual1
●          Tangible net assets per share higher at 52.3 pence2, driven by strong statutory profit
●          Strong start to the year with no change to the financial targets for 2018

GROUP CHIEF EXECUTIVE'S STATEMENT

In the first three months of 2018 we have again delivered strong financial performance with increased profits and returns, a significantly reduced gap between underlying and statutory profit and a strong increase in capital. These results continue to demonstrate the strength of our business model. In March, following our 2017 results and dividends announcement, we commenced our share buyback programme of up to £1 billion.

The UK economy continues to be resilient, benefiting from low unemployment and continued GDP growth. Asset quality remains strong with no deterioration seen across the portfolio. We expect the economy to continue to perform along these lines during 2018.

In February we announced our ambitious strategy to transform the Group into a digitised, simple, low risk, customer focused UK financial services provider. We have made a strong start to 2018 and have begun implementing the strategic initiatives which will further digitise the Group, enhance customer propositions, maximise our capabilities as an integrated financial service provider and transform the way we work.

1	Incorporates profits for the quarter, that remain subject to formal verification in accordance with the Capital Requirements Regulation.
2	After adjusting for IFRS 9.
António Horta-Osório
 Group Chief Executive

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Quarter	Quarter		Quarter
	ended	ended		ended
	31 Mar 2018	31 Mar 2017		31 Dec 2017
	£ million	£ million	%	£ million	%

Net interest income	3,171	2,928	8	3,203	(1)
Other income	1,411	1,482	(5)	1,429	(1)
Total income	4,582	4,410	4	4,632	(1)
Operating lease depreciation	(252)	(232)	(9)	(284)	11
Net income	4,330	4,178	4	4,348	-
Operating costs	(2,008)	(1,968)	(2)	(2,165)	7
Remediation	(60)	(200)	70	(325)	82
Total costs	(2,068)	(2,168)	5	(2,490)	17
Impairment	(258)	(127)		(257)	-
Underlying profit1	2,004	1,883	6	1,601	25

Restructuring	(138)	(157)	12	(152)	9
Volatility and other items	(174)	(72)		(69)
Payment protection insurance provision	(90)	(350)		(600)
Statutory profit before tax	1,602	1,304	23	780	105
Tax expense	(455)	(414)	(10)	(342)	(33)
Profit for the period	1,147	890	29	438	162

Earnings per share	1.5p	1.1p	36	0.4p	275

Banking net interest margin	2.93%	2.80%	13bp	2.90%	3bp
Average interest-earning banking assets	£437bn	£431bn	1	£439bn	-
Cost:income ratio1	47.8%	51.9%	(4.1)pp	57.3%	(9.5)pp
Asset quality ratio	0.23%	0.12%	11bp	0.23%	-
Underlying return on tangible equity1	15.4%	13.6%	1.8pp	11.5%	3.9pp
Return on tangible equity	12.3%	8.8%	3.5pp	4.2%	8.1pp

CONSOLIDATED BALANCE SHEET AND KEY RATIOS

	At 31 Mar	At 1 Jan	Change	At 31 Dec	Change
	2018	2018	%	2017	%
		(adjusted)2		(reported)

Loans and advances to customers3	£445bn	£444bn	-	£456bn	(2)
Customer deposits4	£413bn	£416bn	(1)	£416bn	(1)
Loan to deposit ratio	108%	107%	1pp	110%	(2)pp
Total assets	£805bn	£811bn	(1)	£812bn	(1)
CET1 ratio pre 2018 dividend accrual5,6	14.4%	13.9%	0.5pp	13.9%	0.5pp
CET1 ratio5,6	14.1%	13.9%	0.2pp	13.9%	0.2pp
Transitional total capital ratio5	21.6%	21.2%	0.4pp	21.2%	0.4pp
Transitional MREL ratio5	27.4%	25.7%	1.7pp	25.7%	1.7pp
UK leverage ratio5,6,7	5.3%	5.4%	(0.1)pp	5.4%	(0.1)pp
Risk-weighted assets5	£211bn	£211bn	-	£211bn	-
Tangible net assets per share	52.3p	51.7p	0.6p	53.3p	(1.0)p

1	Prior periods restated to include remediation.
2	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.
3	Excludes reverse repos of £21.8 billion (31 December 2017: £16.8 billion).
4	Excludes repos of £3.3 billion (31 December 2017: £2.6 billion).
5	Incorporating profits, net of foreseeable dividends (unless otherwise stated), for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.
6
The CET1 and leverage ratios at 31 December 2017 were reported on a proforma basis, reflecting the dividend paid by the Insurance business in February 2018. In addition the CET1 ratio was post share buyback.

7	Calculated in accordance with the UK Leverage Ratio Framework. Excludes qualifying central bank claims.

REVIEW OF PERFORMANCE

Strong financial performance with significant increase in profit and returns on a statutory and underlying basis
Statutory profit before tax was up 23 per cent at £1,602 million and profit after tax was up 29 per cent at £1,147 million, both driven by a 6 per cent increase in underlying profit to £2,004 million and lower below the line items. The statutory return on tangible equity improved 3.5 percentage points to 12.3 per cent.

Net income of £4,330 million was 4 per cent higher than the first quarter of 2017 with an 8 per cent increase in net interest income, more than offsetting a 5 per cent decrease in other income, while operating lease depreciation increased 9 per cent mainly reflecting fleet growth in Lex Autolease.

Net interest income increased by £243 million to £3,171 million, largely reflecting a 13 basis point increase in the net interest margin to 2.93 per cent driven by the benefit from MBNA and lower deposit and wholesale funding costs, more than offsetting continued asset pricing pressure. Average interest-earning assets of £437 billion were up on prior year due to targeted business growth. Other income was £1,411 million with the decrease reflecting higher weather related insurance claims, lower bulk annuity business, transaction flows in Commercial Banking and the changes to overdraft charging which took effect in November, partly offset by continued growth in the Lex Autolease business.

Operating costs at £2,008 million increased 2 per cent, reflecting MBNA. Our market leading cost:income ratio improved further to 47.8 per cent with positive jaws of 9 per cent.

Credit quality across the portfolio remains strong. The asset quality ratio increased to 23 basis points largely due to the expected lower releases and write backs, the inclusion of MBNA and the non-recurrence of debt sales realised in the first quarter of 2017. The stable gross AQR of 27 basis points includes 3 basis points for MBNA.

Restructuring of £138 million included severance costs relating to the Group's strategic investment plans, the rationalisation of the non-branch property portfolio, implementation of the ring-fencing requirements and MBNA integration costs. The increase in the volatility and other items line largely reflects the movements in equity markets and credit spreads in the quarter. The Payment Protection Insurance charge of £90 million comprises the increased costs in relation to the completion of the requirement under the Plevin ruling to proactively contact customers who have previously had their complaints defended.

Balance sheet strength maintained with strong increase in capital
Loans and advances to customers were adjusted on adoption of IFRS 9, resulting in around £11.5 billion reduction to £444 billion primarily due to the reclassification of certain assets. After this adjustment, loans and advances to customers increased slightly in the quarter to £445 billion with continued growth in targeted segments, including £0.3 billion in SME and £0.3 billion in motor finance, while the open mortgage book of £267 billion remained in line with year end 2017. The loan to deposit ratio was slightly up at 108 per cent.

The CET1 ratio has strengthened to 14.4 per cent before dividend accrual with an increase of 50 basis points in the quarter primarily driven by strong statutory profit after tax. After accruing for dividends the CET1 ratio remains strong at 14.1 per cent. The Group remains well positioned to meet its Minimum Requirement for Own Funds and Eligible Liabilities (MREL) from 2020 and, as at 31 March 2018, had a transitional MREL ratio of 27.4 per cent. The UK leverage ratio reduced to 5.3 per cent. Tangible net assets per share increased to 52.3 pence after adjusting the December position for the implementation of IFRS 9.

ADDITIONAL FINANCIAL INFORMATION

1.         Banking net interest margin and average interest-earning banking assets

	Quarter	Quarter
	ended	ended
	31 Mar 2018	31 Mar 2017
	£m	£m

Group net interest income - statutory basis	3,791	2,363
Insurance gross up	(678)	499
Volatility and other items	58	66
Group net interest income - underlying basis	3,171	2,928
Non-banking net interest income	(9)	47
Banking net interest income - underlying basis	3,162	2,975

	Quarter	Quarter
	ended	ended
	31 Mar 2018	31 Mar 2017
	£bn	£bn

Net loans and advances to customers	444.5	444.7
Impairment provision and fair value adjustments	4.2	3.6
Non-banking items:
Fee based loans and advances	(5.5)	(8.5)
Sale of assets to Insurance	-	(6.6)
Other non-banking	(5.6)	(3.4)
Gross banking loans and advances	437.6	429.8
Averaging	(0.5)	1.1
Average interest-earning banking assets	437.1	430.9

Banking net interest margin	2.93%	2.80%

2.         Return on tangible equity

	Quarter	Quarter
	ended	ended
	31 Mar 2018	31 Mar 2017

Average shareholders' equity (£bn)	43.3	43.7
Average intangible assets (£bn)	(5.2)	(3.9)
Average tangible equity (£bn)	38.1	39.8

Underlying profit after tax1 (£m)	1,473	1,381
Add back amortisation of intangible assets (post tax) (£m)	67	49
Less profit attributable to non-controlling interests and other equity holders (£m)	(91)	(98)
Adjusted underlying profit after tax (£m)	1,449	1,332

Underlying return on tangible equity1	15.4%	13.6%

Group statutory profit after tax (£m)	1,147	890
Add back amortisation of intangible assets (post tax) (£m)	67	49
Add back amortisation of purchased intangible assets (post tax) (£m)	31	26
Less profit attributable to non-controlling interests and other equity holders (£m)	(91)	(98)
Adjusted statutory profit after tax (£m)	1,154	867

Statutory return on tangible equity	12.3%	8.8%

1	Prior periods restated to include remediation.

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2018.
Statutory basis: Statutory profit before tax and statutory profit after tax are included on page 2. However, a number of factors have had a significant effect on the comparability of the Group's financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group's underlying performance.
−   restructuring, including severance related costs, the costs of implementing regulatory reform and ring-fencing, the rationalisation of the non-branch property portfolio, the integration of MBNA and Zurich's UK workplace pensions and savings business;
−   volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's own debt and hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
−   payment protection insurance provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2018 to the three months ended 31 March 2017, and the balance sheet analysis compares the Group balance sheet as at 31 March 2018 to the Group balance sheet as at 31 December 2017.
MBNA: MBNA's results and balance sheet have been consolidated with effect from 1 June 2017.
Remediation: Previously referred to as other conduct, remediation is now included in underlying profit and the Group's cost:income ratio. The Group's disclosed jaws are operating jaws adjusted for remediation. Underlying profit for the three months ended 31 March 2017 and 31 December 2017 has been restated to allow comparison.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position on pages 1 and 2. Save for the changes referred to in Remediation above, there have been no changes to the definitions used by the Group; further information on these measures is set out on page 267 of the 2017 Annual Report and Accounts.
IFRS 9 and IFRS 15: On 1 January 2018, the Group implemented IFRS 9 "Financial Instruments" and IFRS 15 "Revenue from Contracts with Customers". As permitted by IFRS 9 and IFRS 15, comparative information for previous periods has not been restated. The impact on the Group's financial position of applying IFRS 9 requirements is set out in a separate document available on the Group's website. The impact of adopting IFRS 15 was not material.
Capital: Capital and leverage ratios reported as at 31 March 2018 incorporate profits for the quarter, less foreseeable dividends, that remain subject to formal verification in accordance with the Capital Requirements Regulation. All ratios at 31 March 2018 reflect the application of IFRS 9 transitional arrangements. The Q1 2018 Interim Pillar 3 Report is located at: www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
Director of Media Relations
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 25 April 2018